SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Letter regarding the Ordinary General Shareholders’ Meeting to be held on April 27, 2012

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Buenos Aires, March 23, 2012

Securities and Exchange Commission

Dear Sirs,

RE.: Ordinary General Shareholders’ Meeting summoned for April 27, 2012

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held yesterday, resolved to summon an Ordinary General Shareholders Meeting to be held on April 27, 2012, at 11 a.m. on first call,, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2011.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

FOR IMMEDIATE RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 23, 2012	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman